Exhibit 99(a)(5)(B)

E.ON Zwölfte Verwaltungs GmbH

E.ON Zwölfte Verwaltungs GmbH, in accordance with the provisions of Article 82 of Spanish Law 24/1988, of 28 July, on the Securities Market, hereby informs the Comisión Nacional del Mercado de Valores of the following

RELEVANT NOTICE

On today’s date, E.ON Zwölfte Verwaltungs GmbH (“E.ON 12”), a wholly-owned subsidiary of the German energy company E.ON AG, has filed with the Comisión Nacional del Mercado de Valores (“CNMV”) an application for authorisation of a Public Tender Offer (the “Offer”) for the shares of Endesa, S.A. (“Endesa”), the main terms and conditions of which are the following:

I.	The Offer is directed at all the shares of Endesa, namely 1,058,752,117 shares, each with a nominal value of one euro and twenty cents (€1.20), representative of 100% of Endesa’s total share capital.

II.	The consideration offered to Endesa shareholders that accept the Offer is 27.50 euros for each share of Endesa, to be paid fully in cash.

The consideration offered represents a premium of:

-	48.2 percent to the closing price of Endesa’s shares on 2 September 2005, the last day of trading before the disclosure of an unsolicited offer for Endesa;

-	52.7 percent to the average price of the six months preceding 2 September 2005; and

-	7.9 percent to yesterday’s closing share price (20 February 2006).

In the event that Endesa pays any dividend between the date of filing of the Offer and the date of settlement of the Offer, the consideration shall be reduced by an amount equivalent to the gross dividend distributed.

III.
The payment obligations arising from the Offer have been guaranteed by means of bank guarantees issued by HSBC Bank plc, Spanish Branch, Citibank International plc, Spanish Branch, JPMorgan Chase Bank N.A., Spanish Branch and Deutsche Bank, S.A.E., which have been filed with the CNMV.

IV.	The effectiveness of the Offer shall be subject to compliance with the following conditions:

(a)	The acquisition of a minimum of 529,481,934 shares of Endesa, representing 50.01% of the share capital of Endesa.

(b)
The modification of article 32 of the articles of association of Endesa by its General Shareholders’ Meeting, in order to eliminate the limitation of the maximum number of votes that a shareholder can cast.

(c)
The modification of articles 37 and 38 of the articles of association of Endesa by its General Shareholders’ Meeting, in order to eliminate the requirements related to the composition of the board of directors of Endesa and the types of directors.

(d)
The modification of article 42 of the articles of association of Endesa by its General Shareholders’ Meeting, in order to remove the special qualifications required to be appointed director or managing director.

V.
E.ON 12 shall notify the concentration resulting from this Offer to the European Commission in accordance with Council Regulation (EC) No 139/2004 of 20 January 2004 on the control of concentrations between undertakings.

VI.
E.ON 12 shall also file the corresponding notification to the General Secretariat of Energy (Secretaría General de Energía) for the purposes set forth in Article 3 and the Third Transitory Provision of Law 5/1995, of 23 March, on the applicable regime of the sale of government’s shareholdings in certain companies.

VII.
Considering that Endesa shares are listed on the New York Stock Exchange, in the form of ADSs (American Depositary Shares), and on the Off Shore Stock Exchange of Santiago de Chile, E.ON 12 shall comply with all formalities required by the applicable U.S. and Chilean laws in order to carry out or extend the Offer in said jurisdictions.

VIII.	Once the Offer is authorised by the CNMV, the Offer Prospectus with its annexes shall be made available to the public in the form and term legally required.

E.On Zwölfte Verwaltungs GmbH
Pp

Dr. Frank Fischer

This release does not constitute an invitation to sell or an offer to buy any securities or a solicitation of any vote or approval. Endesa investors and security holders are urged to read the prospectus and U.S. tender offer statement from E.ON regarding the proposed tender offer for Endesa when they become available, because they will contain important information. The prospectus and certain complementary documentation will be filed in Spain with the Spanish Comisión Nacional del Mercado de Valores (the “CNMV”). Likewise, a U.S. tender offer statement will be filed in the United States with the U.S. Securities and Exchange Commission (the “SEC”). Investors and security holders may obtain a free copy of the prospectus (when it is available) and its complementary documentation from E.ON, Endesa, the four Spanish Stock Exchanges, and Santander Investment Bolsa SV SA or Santander Investment SA, Corredores de Bolsa. The prospectus will also be available on the websites of the CNMV (www.cnmv.es) and E.ON (www.eon.com). Likewise, investors and security holders may obtain a free copy of the U.S. tender offer statement (when it is available) and other documents filed by E.ON with the SEC on the SEC’s web site at www.sec.gov. The U.S. tender offer statement and these other documents may also be obtained for free from E.ON, when they become available, by directing a request to E.ON AG, External Communications, Tel.: 0211- 45 79 - 4 53.

This release may contain forward-looking statements. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of E.ON and Endesa and the estimates given here. These factors include the inability to obtain necessary regulatory approvals or to obtain them on acceptable terms; the inability to integrate successfully Endesa within the E.ON Group or to realize synergies from such integration; costs related to the acquisition of Endesa; the economic environment of the industries in which E.ON and Endesa operate; and other risk factors discussed in E.ON’s public reports filed with the Frankfurt Stock Exchange and with the SEC (including E.ON’s Annual Report on Form 20-F) and in Endesa’s public reports filed with the CNMV and with the SEC (including Endesa’s Annual Report on Form 20-F). E.ON assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.